UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No.  )1

Globalstar, Inc.

(Name of Issuer)

Voting Common Stock, par value $0.0001

(Title of Class of Securities)

378973408

(CUSIP Number)

ANDREW FREEDMAN, ESQ.

STEVE WOLOSKY, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

April 11, 2018

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 378973408

1	NAME OF REPORTING PERSON

Mudrick Distressed Opportunity Specialty Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		2,651,221
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

2,651,221
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,651,221
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

2

CUSIP No. 378973408

1	NAME OF REPORTING PERSON

Mudrick Distressed Opportunity Drawdown Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		11,367,663
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

11,367,663
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

11,367,663
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

3

CUSIP No. 378973408

1	NAME OF REPORTING PERSON

Mudrick Distressed Opportunity Fund Global, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CAYMAN ISLANDS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		27,779,411
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

27,779,411
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

27,779,411
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.2%
14	TYPE OF REPORTING PERSON

PN

4

CUSIP No. 378973408

1	NAME OF REPORTING PERSON

Mudrick GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		30,430,632
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

30,430,632
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

30,430,632
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.4%
14	TYPE OF REPORTING PERSON

OO

5

CUSIP No. 378973408

1	NAME OF REPORTING PERSON

Mudrick Distressed Opportunity Drawdown Fund GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		11,367,663
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

11,367,663
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

11,367,663
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

OO

6

CUSIP No. 378973408

1	NAME OF REPORTING PERSON

Mudrick Capital Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		70,689,669
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

70,689,669
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

70,689,669
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.6%
14	TYPE OF REPORTING PERSON

IA

7

CUSIP No. 378973408

1	NAME OF REPORTING PERSON

Mudrick Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		70,689,669
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

70,689,669
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

70,689,669
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.6%
14	TYPE OF REPORTING PERSON

OO

8

CUSIP No. 378973408

1	NAME OF REPORTING PERSON

Jason Mudrick
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		70,689,669
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

70,689,669
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

70,689,669
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.6%
14	TYPE OF REPORTING PERSON

IN

9

CUSIP No. 378973408

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the Voting Common Stock, par value $0.0001 (the “Shares”), of Globalstar, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 300 Holiday Square Blvd., Covington, LA 70433.

Item 2.	Identity and Background.
(a)	This statement is filed by:
(i)	Mudrick Distressed Opportunity Specialty Fund, L.P., a Delaware limited partnership (“Specialty LP”), with respect to the Shares it beneficially owns directly;
(ii)	Mudrick Distressed Opportunity Drawdown Fund, L.P., a Delaware limited partnership (“Drawdown LP”), with respect to the Shares it beneficially owns directly;
(iii)	Mudrick Distressed Opportunity Fund Global, L.P., a Cayman Islands limited partnership (“Global LP”), with respect to the Shares it beneficially owns directly;
(iv)	Mudrick GP, LLC, a Delaware limited liability company (“Mudrick GP”), as the general partner of Specialty LP and Global LP;
(v)	Mudrick Distressed Opportunity Drawdown Fund GP, LLC, a Delaware limited liability company (“Drawdown GP”), as the general partner of Drawdown LP;
(vi)	Mudrick Capital Management, L.P., a Delaware limited partnership (“MCM”), as investment manager to Specialty LP, Drawdown LP, Global LP and certain managed accounts;
(vii)	Mudrick Capital Management, LLC, a Delaware limited liability company (the “MCM GP”), as the general partner of MCM; and
(viii)	Jason Mudrick, as the sole member of Mudrick GP, Drawdown GP and MCM GP.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing Agreement as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)       The address of the principal business office of each of the Reporting Persons is 527 Madison Avenue, 6th Floor, New York, NY 10022.

10

CUSIP No. 378973408

(c)       The principal business of Specialty LP, Drawdown LP, Global LP is investing in securities. The principal business of Mudrick GP is acting as the general partner of Specialty LP and Global LP. The principal business of Drawdown GP is acting as the general partner of Drawdown LP. The principal business of MCM is acting as the investment manager to Specialty LP, Drawdown LP, Global LP and certain separately managed accounts. The principal business of MCM GP is acting as the general partner of MCM. The principal occupation of Mr. Mudrick is serving as the sole member of the Mudrick GP, Drawdown GP and MCM GP.

(d)       No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       Mr. Mudrick is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares purchased by Specialty LP were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted. Specialty LP acquired 184,329 Shares in a secondary offering on October 6, 2017 for an aggregate purchase price of approximately $304,143 with no brokerage commissions. The aggregate purchase price of the 2,651,221 Shares beneficially owned by Specialty LP is approximately $3,488,332, including brokerage commissions.

The Shares purchased by Drawdown LP were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted. Drawdown LP acquired 1,886,905 Shares in a secondary offering on October 6, 2017 for an aggregate purchase price of approximately $3,113,393 with no brokerage commissions. The aggregate purchase price of the 11,367,663 Shares beneficially owned by Drawdown LP is approximately $16,800,727, including brokerage commissions.

The Shares purchased by Global LP were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted. Global LP acquired 2,348,908 Shares in a secondary offering on October 6, 2017 for an aggregate purchase price of approximately $3,875,698 with no brokerage commissions. The aggregate purchase price of the 27,779,411 Shares beneficially owned by Global LP is approximately $36,566,266, including brokerage commissions.

The Shares purchased by MCM on behalf of certain managed accounts were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted. MCM acquired 4,579,858 Shares in a secondary offering on October 6, 2017 for an aggregate purchase price of approximately $7,556,766 with no brokerage commissions. The aggregate purchase price of the 28,891,374 Shares beneficially owned by MCM on behalf of certain managed accounts is approximately $41,926,390, including brokerage commissions.

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the Shares based on the Reporting Persons’ belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

11

CUSIP No. 378973408

On April 11, 2018, Mudrick Capital Management, L.P. (“MCM”), delivered a letter to the Issuer’s board of directors (the “Board”) to express its belief that the Issuer’s stock is deeply undervalued and to recommend value-enhancing options that would maximize the benefit to all shareholders. MCM stated in the letter that it was willing to lend the Issuer $150 million in a non-convertible financing instrument to help address the Issuer’s capital needs through 2019, and further noted that it would welcome the opportunity for other shareholders to participate in such a financing transaction.

In the letter, MCM expressed its belief that it would not be in the best interests of shareholders for the Issuer to seek a capital raise without first assessing the market’s interest in participating. MCM also stated it would not support any overture by the Issuer to seek additional financing from the controlling shareholder Thermo Companies (“Thermo”), a group of privately-owned businesses which are majority-owned by James Monroe III, the Issuer’s Chairman and CEO, in exchange for convertible instruments senior to equity.

MCM concluded the letter by highlighting the Board’s heightened responsibility to protect the best interests of shareholders in light of Thermo being a controlling and highly influential inside shareholder, and urged the Board to form a committee of truly independent directors to consider any potential capital-raising activities or alternatives to enhance shareholder value.

The foregoing description of the Letter does not purport to be complete and is qualified in its entirety by reference to the full text of the Letter, which is filed as Exhibit 99.2, and is incorporated herein by reference.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in communications with management and the Board of Directors of the Issuer, engaging in discussions with stockholders of the Issuer or other third parties about the Issuer and the Reporting Persons’ investment, including potential business combinations or dispositions involving the Issuer or certain of its businesses, making recommendations or proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including board composition), potential business combinations or dispositions involving the Issuer or certain of its businesses, or suggestions for improving the Issuer’s financial and/or operational performance, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, including swaps and other derivative instruments, or changing their intention with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by each Reporting Person is based upon 1,263,114,334 Shares outstanding, which is the total number of Shares outstanding as of March 26, 2018 as reported in the Issuer’s definitive proxy statement on Form DEF 14A, filed with the Securities and Exchange Commission on April 5, 2018.

12

CUSIP No. 378973408

A.	Specialty LP
(a)	As of the close of business on April 10, 2018, Specialty LP directly beneficially owned 2,651,221 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 2,651,221
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 2,651,221

(c)	The transactions in the Shares by Specialty LP during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
B.	Drawdown LP
(a)	As of the close of business on April 10, 2018, Drawdown LP directly beneficially owned 11,367,663 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 11,367,663
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 11,367,663

(c)	The transactions in the Shares by Drawdown LP during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
C.	Global LP
(a)	As of the close of business on April 10, 2018, Global LP directly beneficially owned 27,779,411 Shares.

Percentage: Approximately 2.2%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 27,779,411
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 27,779,411

(c)	The transactions in the Shares by Global LP during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
13

CUSIP No. 378973408

D.	Mudrick GP
(a)	As the general partner of Specialty LP and Global LP, Mudrick GP may be deemed to beneficially own 30,430,632 Shares that are beneficially owned directly by Specialty LP and Global LP.

Percentage: Approximately 2.4%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 30,430,632
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 30,430,632

(c)	Mudrick GP has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of each of Specialty LP and Global LP during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
E.	Drawdown GP
(a)	As the general partner of Drawdown LP, Drawdown GP may be deemed to beneficially own 11,367,663 Shares that are beneficially owned directly by Drawdown LP.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 11,367,663
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 11,367,663

(c)	Drawdown GP has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of Drawdown LP during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
F.	MCM
(a)	As the investment manager to each of Specialty LP, Drawdown LP, Global LP and certain managed accounts, MCM may be deemed to beneficially own 70,689,669 Shares.

Percentage: Approximately 5.6%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 70,689,669
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 70,689,669

(c)	The transactions in the Shares by MCM through certain managed accounts during the past sixty days are set forth in Schedule A and are incorporated herein by reference. The transactions in the Shares on behalf of each of Specialty LP, Global LP and Drawdown LP during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
14

CUSIP No. 378973408

G.	MCM GP
(a)	As the general partner of MCM, MCM GP may be deemed to beneficially own the 70,689,669 Shares beneficially owned by MCM.

Percentage: Approximately 5.6%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 70,689,669
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 70,689,669

(c)	MCM GP has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of each of MCM through certain managed accounts, Specialty LP, Global LP and Drawdown LP during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
H.	Jason Mudrick
(a)	Mr. Mudrick, as the sole member of MCM GP, may be deemed to beneficially own the 70,689,669 Shares beneficially owned by MCM.

Percentage: Approximately 5.6%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 70,689,669
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 70,689,669

(c)	Mr. Mudrick has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of each of MCM through certain managed accounts, Specialty LP, Global LP and Drawdown LP during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

The filing of this Schedule 13D shall not be construed as an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any of the Shares reported herein. Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.
(e)	Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On April 11, 2018, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

15

CUSIP No. 378973408

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.
99.1	Joint Filing Agreement
99.2	Letter, dated April 11, 2018

16

CUSIP No. 378973408

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 11, 2018

MUDRICK DISTRESSED OPPORTUNITY SPECIALTY FUND, L.P. By: Mudrick GP, LLC, its general partner

By:	/s/ Jason Mudrick
	Name:	Jason Mudrick
	Title:	Sole Member

MUDRICK DISTRESSED OPPORTUNITY DRAWDOWN FUND, L.P. By: Mudrick Distressed Opportunity Drawdown Fund GP, LLC, its general partner

By:	/s/ Jason Mudrick
	Name:	Jason Mudrick
	Title:	Sole Member

MUDRICK DISTRESSED OPPORTUNITY FUND GLOBAL, L.P. By: Mudrick GP, LLC, its general partner

By:	/s/ Jason Mudrick
	Name:	Jason Mudrick
	Title:	Sole Member

MUDRICK GP, LLC

By:	/s/ Jason Mudrick
	Name:	Jason Mudrick
	Title:	Sole Member

MUDRICK DISTRESSED OPPORTUNITY DRAWDOWN FUND GP, LLC

By:	/s/ Jason Mudrick
	Name:	Jason Mudrick
	Title:	Sole Member

17

CUSIP No. 378973408

MUDRICK CAPITAL MANAGEMENT, L.P. By: Mudrick Capital Management, LLC, its general partner

By:	/s/ Jason Mudrick
	Name:	Jason Mudrick
	Title:	Sole Member

MUDRICK CAPITAL MANAGEMENT, LLC

By:	/s/ Jason Mudrick
	Name:	Jason Mudrick
	Title:	Sole Member

/s/ Jason Mudrick
JASON MUDRICK

18

CUSIP No. 378973408

SCHEDULE A

Transactions in the Shares of the Issuer During the Past Sixty Days

Nature of the Transaction	Amount of Shares Purchased/(Sold)	Price ($)	Date of Purchase/Sale

MUDRICK DISTRESSED OPPORTUNITY FUND GLOBAL, L.P.

Sale of Common Stock	(183,226)	0.9258	02/16/2018
Sale of Common Stock	(183,226)	0.9467	02/20/2018
Sale of Common Stock	(139,985)	0.9369	02/21/2018
Sale of Common Stock	(112,226)	0.9217	02/22/2018
Sale of Common Stock	(142,733)	0.9036	02/23/2018
Sale of Common Stock	(183,226)	0.9114	02/26/2018
Sale of Common Stock	(183,226)	0.9196	02/27/2018
Sale of Common Stock	(171,500)	0.9758	02/28/2018
Sale of Common Stock	(142,515)	0.9685	03/01/2018
Sale of Common Stock	(1,145,166)	1.0000	03/01/2018
Sale of Common Stock	(183,135)	0.9574	03/02/2018
Sale of Common Stock	(183,227)	0.9608	03/05/2018
Sale of Common Stock	(183,226)	0.9598	03/06/2018
Sale of Common Stock	(183,227)	0.9386	03/07/2018
Sale of Common Stock	(183,226)	0.9208	03/08/2018
Sale of Common Stock	(200,000)	0.9197	03/09/2018
Sale of Common Stock	(123,374)	0.8821	03/12/2018
Sale of Common Stock	(110,929)	0.8368	03/13/2018

MUDRICK DISTRESSED OPPORTUNITY SPECIALTY FUND, L.P.

Sale of Common Stock	(16,774)	0.9258	02/16/2018
Sale of Common Stock	(16,774)	0.9467	02/20/2018
Sale of Common Stock	(12,815)	0.9369	02/21/2018
Sale of Common Stock	(10,274)	0.9217	02/22/2018
Sale of Common Stock	(13,067)	0.9036	02/23/2018
Sale of Common Stock	(16,774)	0.9114	02/26/2018
Sale of Common Stock	(16,774)	0.9196	02/27/2018
Sale of Common Stock	(15,700)	0.9758	02/28/2018
Sale of Common Stock	(13,047)	0.9685	03/01/2018
Sale of Common Stock	(104,834)	1.0000	03/01/2018
Sale of Common Stock	(16,765)	0.9574	03/02/2018
Sale of Common Stock	(16,773)	0.9608	03/05/2018
Sale of Common Stock	(16,774)	0.9598	03/06/2018
Sale of Common Stock	(16,773)	0.9386	03/07/2018
Sale of Common Stock	(16,774)	0.9208	03/08/2018
Purchase of Common Stock	6,638	0.6200	04/10/2018
Purchase of Common Stock	33,189	0.6400	04/10/2018
Purchase of Common Stock	28,565	0.6243	04/10/2018

CUSIP No. 378973408

MUDRICK DISTRESSED OPPORTUNITY DRAWDOWN FUND, L.P.

Purchase of Common Stock	30,848	0.6200	04/10/2018
Purchase of Common Stock	154,238	0.6400	04/10/2018
Purchase of Common Stock	132,751	0.6243	04/10/2018

MUDRICK CAPITAL MANAGEMENT, l.p.
(through certain managed accounts)

Purchase of Common Stock	62,514	0.6200	04/10/2018
Purchase of Common Stock	312,573	0.6400	04/10/2018
Purchase of Common Stock	269,028	0.6243	04/10/2018